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                                                                          EX 2.1


                         DEMERGER AND TRANSFER AGREEMENT

between

                  HOECHST AKTIENGESELLSCHAFT, FRANKFURT AM MAIN

- hereinafter also referred to as "HOECHST AG" or "TRANSFEROR" -

and

Diogenes Erste Vermogensverwaltungs Aktiengesellschaft, Frankfurt am Main, whose name will be changed to Celanese AG

- hereinafter also referred to as "CELANESE AG" or "TRANSFEREE" -

SECTION  1 PARTIES

1.1 Hoechst AG, with headquarters in Frankfurt am Main, is registered in the Commercial Register of the Local court (Amtsgericht) Frankfurt am Main under HRB 14500. The capital stock of Hoechst AG amounts to DM 2,939,768,450.00 and is divided into 587,953,690 shares with no nominal value. All shares are bearer shares and have been fully paid in.

1.2 Diogenes Erste Vermogensverwaltungs Aktiengesellschaft, with headquarters in Frankfurt am Main, is registered in the Commercial Register of the Local Court Frankfurt am Main under HRB 42283. The capital stock of Diogenes Erste Vermogensverwaltungs Aktiengesellschaft amounts to DM 100,000.00 and is divided into 20,000 shares without nominal value. All shares are registered shares. All shares have been fully paid in. The sole shareholder of Diogenes Erste Vermogensverwaltungs Aktiengesellschaft is Hoechst AG.

SECTION  2 DEMERGER

         Hoechst AG as the Transferor hereby transfers by way of a demerger pursuant to Section 123 section 2 number 1 of the German Corporate
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         Reorganization Act (Umwandlungsgesetz, "UmwG"), such assets specified in Section 4 of this Agreement, together with all rights and obligations in their entirety (the "Demerged Assets and Liabilities"), to Celanese AG as the Transferee in consideration for shares of Celanese AG that will be granted to the shareholders of Hoechst AG in proportion to their current shareholding in Hoechst AG.

SECTION  3 EFFECTIVE DATE OF THE DEMERGER, CLOSING BALANCE SHEET

3.1 The demerger shall be effective for purposes of the relationship between Hoechst AG and Celanese AG as of January 1, 1999, 24.00 hours/January 2, 1999, 0.00 hours. After January 2, 1999, 0.00 hours, all actions and transactions of Hoechst AG concerning the demerged assets and liabilities shall be considered as made on account of Celanese AG (the "Effective Date").

3.2 As a Closing Balance Sheet for the Transferor pursuant to Section 125 together with Section 17 section 2 UmwG, the Demerger shall be based on a balance sheet of Hoechst AG as of January 1, 1999, 24.00 hours that has been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Frankfurt am Main (the "Closing Balance Sheet").

3.3 In its Closing Balance Sheet for purposes of commercial law Hoechst AG shall reflect the Demerged Assets and Liabilities at their book value, and in its transfer balance sheet for purposes of tax law Hoechst AG shall reflect the Demerged Assets and Liabilities at their fair market value.

3.4 Celanese AG shall reflect the Demerged Assets and Liabilities at their book value in its accounts for purposes of commercial law and at their fair market value in its accounts for purposes of tax law.

SECTION  4 DEMERGED ASSETS AND LIABILITIES

4.1      The Demerged Assets and Liabilities are set forth in sections 4.1 to
         4.6 of this Agreement. They include, but are not limited to, the following:

         - the shares in the affiliated companies and participations set forth in Appendix 1 (the participations set forth in Appendix 2 shall be transferred as contributions to the capital reserves of Diogenes GmbH after the execution of this agreement but prior to July 31, 1999; the shares in Diogenes GmbH shall be demerged;


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         -        the contracts, and certain contractual rights and obligations, to the extent and with the additional provisions set forth in Appendix 3;

         - portion of the claims of Hoechst AG against HMR Inc., USA, in the amount of US $ 291 million from a total claim of US $ 410 million on the basis of the agreement of December 7, 1998;

         - the claims of Hoechst AG against AgrEvo USA Company, Wilmington, USA, in the amount of US $ 72 million on the basis of the agreement of December 18, 1998;

         - the claim of Hoechst AG against AgrEvo Environmental Health, Inc., Wilmington, USA, in the amount of US $ 40 million on the basis of the agreement of December 18, 1998;

         - the claim of Hoechst AG against Hoechst Corporation, Warren, New Jersey, USA, in the amount of US $ 38 million on the basis of the agreement of December 3, 1998;

         - the claim of Hoechst AG against Celanese Singapore, Plc, in the amount of US $ 27.5 million on the basis of the agreement of October 13, 1998;

         - the employment relationships, as delineated by cost centers, set forth in Appendix 4 as well as any accompanying rights and obligations;

         - a portion of a claim in the amount of * 7 million from a total claim of DM 27 for trade taxes, as shown in the notes to the December 31, 1998 financial statements;

         - all 20,000 non-par-value shares in Celanese AG held by Hoechst AG (see Section 1.2 of this Agreement).

4.2 The transfer of the shares in the affiliated companies and participations set forth in Appendix 1 and Appendix 2 shall include all associated rights and obligations including all rights to profits to the extent that no distribution are decided upon until the Effective Date. Celanese AG is entitled to all distributions, including any related tax credits, decided upon after the Effective Date regardless of the time period which they are attributable to. The Demerged Assets and Liabilities include any and all duties, obligations, and liabilities (including those related to any former business activities) to the extent related to the Demerged Assets and Liabilities and the business activities of Celanese AG or all companies (or, with respect to such business activities, their respective predecessors) in which Celanese AG will hold a direct or indirect interest by reason of the demerger. Also to be demerged are all obligations existing before the Effective date resulting from Hoechst AG contracts for which the cooperation of subsidiaries is necessary for the fulfilment of obligations,


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         and to which Celanese will either directly or indirectly become a party, including all rights and obligations necessary for the fulfilment of such obligations. If Celanese AG or one of its subsidiaries transfers its 55% interest in Derivados Macroquimicos, S.A. de C.V. to a third party, Celanese shall receive the consideration from this third party. Excluded from the Demerged Assets and Liabilities are the rights, obligations, liabilities and duties set forth in Appendix 5.

4.3 Notwithstanding Section 7.2, obligations of Hoechst AG (including obligations that were unknown as of the time of the signing of this Agreement) that result from Hoechst AG being held the responsible party pursuant to public law or pursuant to current or future environmental laws or by third parties pursuant to private or public law related to contamination shall be transferred to Celanese AG pursuant to the following provisions:

         a) The obligations will be transferred in full to Celanese AG. Hoechst AG will be obligated to bear two thirds of any costs resulting from such obligations to the extent that no enforceable indemnity or compensation claims exist against third persons.

         b) Contamination pursuant to this Section 4.3 includes all contamination and pollution of the ground, the air, the ground air, the ground water, the surface water, buildings or facilities by harmful substances from industrial or commercial use (including any research activities) prior to the Closing Date (as defined in Section 4.8).

         Section  7.2 remains unaffected.

4.4 On the Closing Date (as defined in Section 4.8), Celanese AG shall assume the rights and obligations under those employment relationships as delineated by cost centers set forth in Appendix 4 and each being in particular known to Celanese AG, applying Section 613a of the German Civil Code (Burgerliches Gesetzbuch; "BGB") by analogy. This provision shall not apply to the extent other agreements have been entered into or shall be entered into with an employee concerned.

4.5 All increases and decreases of assets and liabilities and other rights and obligations occurring until the Closing Date (as defined in Section 4.8) attributable to the Demerged Assets and Liabilities shall be taken into account. Accordingly, Hoechst AG also transfers to Celanese AG such assets and liabilities and rights and duties which up until the Closing Date were added to or arose in the Demerged Assets and Liabilities. Correspondingly, the assets and liabilities and other rights and duties sold up until the Closing Date, or which no longer exist on the Closing Date,

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         will not be transferred to Celanese AG. This applies analogously to employment relationships.

4.6 Unless explicitly provided for otherwise in this Agreement, neither the accounts receivable not the liabilities between Hoechst AG on the one hand and those companies belonging to the Demerged Assets and Liabilities on the other hand, as reflected in the Closing Balance Sheet, are transferred to Celanese AG. Also, neither the forward foreign currency contracts between Hoechst AG and the aforementioned companies nor the corresponding security agreements between Hoechst AG and banks shall be demerged. Contracts and agreements that have not been settled on the Closing Date (as defined on Section 4.8) will be terminated as of the Closing Date for the account of Celanese AG.

4.7 Employment relationships, assets, rights, obligations, liabilities and duties of Hoechst AG which do not form part of the Demerged Assets and Liabilities according to the preceding provisions shall not be transferred to Celanese AG.

4.8 The transfer of the Demerged Assets and Liabilities shall take effect in rem as of the time of the registration of the demerger in the Commercial Register for Hoechst AG (the "Closing Date"). Possession of personal property shall pass to Celanese AG on the Closing Date. If no such delivery is made on the Closing Date, delivery shall be substituted by an agreement to the effect that Hoechst AG shall act as custodian with respect to such property for Celanese AG pursuant to
         Section 930 BGB without Celanese AG incurring any costs. To the extent that personal property is in possession of third parties, Hoechst AG will transfer to Celanese AG with effect in rem on the Closing Date its claim against such third party to surrender possession.

4.9 Between the signing of this Agreement and the Closing Date, Hoechst AG will dispose of the assets and liabilities and other rights and obligations to be transferred according to this Agreement only in the ordinary course of business and with the diligence of a prudent business person.

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         SECTION 5  IMPEDIMENTS TO THE TRANSFER

5.1 To the extent certain Demerged Assets and Liabilities (including obligations, liabilities, and duties) will not pass over to Celanese AG by operation of law upon the entry of the demerger in the Commercial Register of Hoechst AG, regardless of the reasons therefor, Hoechst AG shall transfer such assets, rights, liabilities, obligations and duties to Celanese AG. If, with respect to third parties, such transfer to Celanese AG is impossible or possible at disproportionately high expense or inexpedient, regardless of the reason therefor, Hoechst AG and Celanese AG shall act inter partes as if the transfer of such assets, rights, liabilities, obligations and duties had also taken place with respect to third parties on the Closing Date.

5.2 Insofar as the consent of a third party or a permit or registration under public law is necessary for the transfer of certain Demerged Assets and Liabilities (including obligations, liabilities, and duties), Hoechst AG and Celanese AG shall endeavour to obtain such consent, permit or registration. Should such consent, permit or registration not be obtainable, or be obtainable only at a disproportionately high expense, the provision in Sentence 2 of Section
         5.1 of this Agreement shall apply analogously as between the two companies.

         SECTION 6  DUTIES TO COOPERATE

6.1 Hoechst AG and Celanese AG shall make all statements, prepare all documents and take all other action necessary or expedient in connection with the transfer of the Demerged Assets and Liabilities.

6.2 To the extent that obligations of Celanese Ag or its affiliates under contracts which were entered into by Celanese AG prior to the Effective Date (as defined in Section 3.1) or which are demerged to Celanese AG pursuant to Section 4 can only be discharged with the cooperation of companies affiliated with Hoechst AG as of the Closing Date, Hoechst Ag will use its best efforts to ensure that these companies will continue to cooperate with Celanese AG or its affiliates so that they are able to discharge these obligations. Accordingly, Celanese AG will use its best efforts to ensure that its affiliates as of the Closing Date will cooperate with the Hoechst AG and its affiliates to the extent necessary.

6.3 Celanese AG shall receive all documents necessary to assert the rights transferred to Celanese AG. As to the allocation of books, records, business date and other business documents which relate to the Demerged Assets and Liabilities, Hoechst AG and Celanese AG will reach an

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         understanding without undue delay after the Closing Date. The party obtaining the possession of such records shall keep the records in custody for the other party during the statutory record retention period and ensure that the other party can inspect those documents and make copies; in individual cases the other party may request delivery of such records prior to any destruction thereof. Business and trade secrets shall be treated confidentially. In the case of any administrative proceedings; in particular tax audits and tax and other legal disputes concerning time periods up until the Closing Date, the contracting parties shall mutually assist each other. In particular, the parties will provide each other with any information and records with are necessary or expedient for the fulfilment of requirements pursuant to tax or administrative laws or the furnishing of proof to the tax or other public authorities or courts, and both parties shall see to it that adequate support is provided by their respective employees of their subsidiaries.

6.4 The parties hereto will provide each other with all information and records for the preparation of accounts pursuant to the German Commercial Code (Handelsgesetzbuch; "HGB"), IAS and the US accounting rules (US GAAP) and for the disclosures with are mandatory pursuant to statutes, administrative regulations, stock exchange rules and orders of domestic or foreign administrative agencies, courts or stock exchanges.

6.5 The parties to this Agreement will mutually take all necessary or economically expedient actions in order to be able to continue, at appropriate conditions, the contracts regarding software use and telecommunication-services which are currently maintained by Hoechst AG.

6.6 Celanese AG will not exercise its voting rights as limited partner of the limited partnerships set forth in Appendix 1 without the prior written approval of Hoechst AG in a way that, by amendments or changes of the respective partnership agreement or its annexes, the obligations of the limited partners regarding additional cash contributions are restricted or set aside directly or indirectly. Celanese AG is obliged to procure the transfer of the respective obligation arising out of the preceding sentence to third parties, if it transfers, in part or in whole, its limited partnership interest in the, or one of the, aforementioned limited partnerships. At the same time, a corresponding obligation of the third party for the benefit of Hoechst AG vis-a-vis each successor acquirer of the partnership interests shall be procured.

6.7 In the event of a sale of enterprises and businesses, the parties will use best efforts to see to it that the acquirer assumes the mutual obligations pursuant to this Section 6.

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6.8      Until the effectiveness of the demerger, Hoechst AG shall internally account for the Demerged Assets and Liabilities separately as if the demerger had become effective on January 2, 1999.

SECTION 7 PROTECTION OF CREDITORS, SETTLEMENT AND INDEMNIFICATION BETWEEN THE PARTIES

7.1 If, and to the extent that, claims are instituted by creditors against Hoechst AG or Celanese AG for liabilities, obligations, or liability relationships attributable to the other company pursuant to the provisions of this Agreement or on the basis of Section 133 UmwG or any other statutory or contractual provisions, the respective other company shall, on first demand, indemnify the company that is liable from such liabilities, obligations and duties, to the extent that these claims are enforceable or not contested. The same applies to liabilities arising from the demerger.

7.2 Celanese AG agrees to indemnify Hoechst AG against liabilities for environmental contamination arising under divestiture agreements (including all annexes) regarding chemical participations, businesses or assets entered into by Hoechst AG as listed in Appendix 6 (the "Divestiture Environmental Liabilities") in accordance with the following provisions.

7.2.1 Celanese AG indemnifies Hoechst AG against Divestiture Environmental Liabilities up to an amount of * 250 million.

7.2.2 If the Divestiture Environmental Liabilities exceed the amount of * 250 million, Hoechst AG will bear such exceeding liabilities without indemnification by Celanese AG up to an amount of * 750 million.

7.2.3 If the Divestiture Environmental Liabilities exceed the amount of * 750 million, Celanese AG indemnifies Hoechst AG against one third of the exceeding amount.

         Divestiture Environmental Liabilities which were asserted in the period between the Effective Date and the Closing Date are also subject to this Section 7.2. This Section 7.2 does not apply to Divestiture Environmental Liabilities resulting from contracts of Celanese AG or companies in which Celanese AG will hold a direct or indirect interest by reason of the demerger.

7.3 The indemnification pursuant to this agreement includes the external cost of the indemnified party incurred in connection with investigating the facts on which the respective Divestiture Environmental Liabilities are based and defending itself against such Divestiture Environmental Liabilities. Such cost will be deducted from the thresholds as set forth in Sections 7.2.1 to 7.2.3. Internal costs of the Parties incurred in connection

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         with Divestiture Environmental Liabilities are not subject to this provision and are not deducted from the thresholds set forth in Sections 7.2.1 to 7.2.3. To the extent that Celanese AG is directly liable for Divestiture Environmental Liabilities under one of the contracts demerged pursuant to Section 4.1 and listed in Appendix 3 any payments made by Celanese AG with respect to Divestiture Environmental Liabilities under these demerged contracts will be deducted from the thresholds set forth in Sections 7.2.1 to 7.2.3.

7.4 The indemnified party agrees to notify the indemnifying party without delay of any circumstances which could lead to a liability for the indemnifying party under this indemnification provision. The indemnified party will provide the indemnifying with the opportunity to participate in meetings and negotiations with contractual parties who have a claim against the indemnified party within the meaning of this provision. Upon request of the indemnifying party, the indemnified party will engage legal counsel and give the indemnifying party the right to defend the indemnified party in a legal process against liabilities within the meaning of this provision. Without the consent of the indemnifying party, the indemnified party shall not enter into any settlement, confession or waiver which could lead to a liability within the meaning of this provision. To the extent that Divestiture Environmental Liabilities arise or are increased as a result of the failure of the indemnified party to comply with its obligations under
         Section 7.4 of this Agreement, the indemnifying party is not obliged to indemnify the indemnified party against such additional liabilities.

SECTION  8 CONSIDERATION

8.1 On the Closing Date, as consideration for the transfer of the Demerged Assets and Liabilities, Celanese AG shall transfer to the shareholders of Hoechst AG, free of costs, one registered share of Celanese AG for each ten bearer shares of Hoechst AG. Each ten bearer shares of Hoechst AG and each one registered share of Celanese AG represent an allocable portion of the capital stock of Hoechst AG and Celanese AG, respectively, in the amount of DM 5.00. The shares to be issued by Celanese AG will be entitled to profit participation as of January 1, 1999.

8.2 The shares of Celanese AG to be issued pursuant to Section 8.1 are the shares created by the capital increase pursuant to Section 9 of this Agreement as well as the shares currently held by Hoechst AG which are to be demerged pursuant to Section 4.1 of this Agreement.

8.3 Hoechst AG will retain Dresdner Bank AG, Frankfurt, as trustee to receive the Celanese AG shares to be distributed and deliver such shares

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         to the shareholders of Hoechst AG. Celanese AG shall provide the trustee with possession of such shares prior to the entry of the demerger in the Commercial Register for Celanese AG.

8.4 Aside from the provisions in Section 10 of this Agreement applying to holders of subscription rights, Celanese AG will not grant individual shareholders or the holders of special rights any rights within the meaning of Section 126 section 1 number 7 UmwG, and no measures within the meaning of Section 126 section 1 number 8 UmwG shall be granted to any Management Board or Supervisory Board members or the auditor of either company or the joint demerger auditor.

SECTION 9  CAPITAL INCREASE

         To implement the demerger, Celanese AG will increase its capital stock, currently DM 100,000.00, by up to DM 293,876,845.00 to up to DM 293,976,845.00. The capital increase shall be effected in exchange for contributions in kind through the issuance of up to 58,775,369 new registered shares, each representing an allocable portion of the stated capital of DM 5.00, in each case with a profit participation right as of January 1, 1999.

SECTION 10  GRANTING THE RIGHTS TO HOLDERS OF SUBSCRIPTION RIGHTS

10.1 The Annual General Meeting of Hoechst AG of May 5, 1998, has approved a conditional capital increase for the creation of a Stock Option Plan for executives (the "Stock Option Plan"). The subscription rights granted on this basis shall be adjusted pursuant to Sections 23, 125 and 133 section 2 sentence 2 UmwG to the results of the demerger. This will be achieved by increasing the number of subscription rights and decreasing the base price at which shares of Hoechst AG may be subscribed to, in each case pursuant to this Section 10.

10.2     The base price will be adjusted as follows:

         The base price will be reduced from DM 68.22 by the amount which results from the multiplication of DM 68.22 and the stock-market value of Hoechst AG subsequent to the demerger divided by the sum of the stock-market value of Hoechst AG and Celanese AG subsequent to the demerger (the "adjusted base price"). The stock-market value will be determined on the basis of the relationship of the average closing quotations of the shares of Hoechst AG and Celanese AG in the floor trading on the Frankfurt Stock Exchange during the first two weeks starting on the first listing date of the shares of Celanese AG on the Frankfurt Stock Exchange and the number of shares of the respective company.

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10.3     The number of stock options will be adjusted as follows:

         Each holder of a subscription right will receive such number of additional subscription rights which is necessary to adjust the differing values of the subscription rights prior to the demerger and subsequent to the demerger (taking into account the adjusted base price). This will be achieved by increasing the number of subscription rights issued to an individual holder of subscription rights by the same proportion by which the base price is decreased from DM 68.22 to the adjusted base price. The issuance date for such subscription rights shall also be deemed to be September 30, 1998.

SECTION 11  CONSEQUENCES FOR THE EMPLOYEES AND THEIR REPRESENTATIVES

11.1     Consequences for individual rights

         Upon the Closing Date, the employment relationships referred to in Appendix 4 will be transferred to Celanese AG pursuant to the provisions of Section 4.4 of this Agreement.

         Employment relationships of the affiliated companies and participations set forth in Appendix 1 and Appendix 2 will not be affected by the demerger; such employment relationships shall be continued to the same conditions. Changes with respect to these employment relationships in connection with the demerger are not contemplated. Since Celanese AG does not own facilities nor have any employees prior to the demerger there is no necessity for the harmonization of working conditions. Celanese AG will join the Hesse Employers' Association of the Chemical Industry and Related Industries (Arbeitgeberverband Hessen der Chemischen Industrie und verwandter Industries e. V.) as a member and, consequently, the applicable law concerning collective bargaining for employees will remain unchanged by the demerger.

         The rights of holders of "Stock Appreciation Rights" on the basis of the quotation of the shares of Hoechst AG will be adjusted according to the rules applicable to holders of stock option rights (Section 10 of this Agreement). The Value Enhancement Participation Program (Wertsteigerungs-beteiligungsprogramm) for employees of the Corporate Center of Hoechst AG will be adjusted by reducing the base price in analogy to the adjustment of the Stock Options Plan (Section 10 of this Agreement).

         Existing insurance coverage on the basis of the Syndicate-Group Insurance Contract between Hoechst AG and Allianz


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         Lebensversicherungs AG will continue for employees that cease to be employed by the Hoechst Group as a result of the demerger. For this purpose, Celanese AG will join the Group Insurance Contract.

         The employees that cease to be employed by the Hoechst Group as a result of the demerger will continue to be members, within the respective applicable charters, of the Pensionskasse der Mitarbeiter der Hoechst Gruppe VVaG (Hoechst Group's pension fund), of the Sterbekasse fur Mitarbeiter der Hoechst Aktiengesellschaft VVaG (Hoechst AG's death benefit fund) and Betriebskrankenkasse Hoechst (Hoechst's sickness fund).

11.1     Consequences under collective bargaining legislation

         Hoechst AG maintains neither any works council nor a central works council, so that no modifications will result by way of the demerger.

         The legally independent companies which belong to the Demerged Assets and Liabilities have their own works councils and central works councils as well as senior executives' committees and central senior executives' committees. These bodies will remain unchanged. Except for changes in the Corporate Center of Hoechst AG, which maintains a senior executives' committee but no works council, the demerger will not result in the division of a business unit.

         Upon the Closing Date, the conditions for the delegation of members of the works councils or the central works councils of companies that are included in the Demerged Assets and Liabilities, to the Group works council at Hoechst AG will end; the membership of such delegated members will end upon the Closing Date. Furthermore, upon the Closing Date, membership of such members of the senior executives' committee at the Corporate Center of Hoechst AG, that cease to be employees of Hoechst AG as a result of the demerger, will end. Hoechst AG maintains no central senior executives' committee. With respect to the Group senior executives' committee, the conditions for the delegation of members of the central senior executives' committee or the senior executives' committee, respectively, of companies that belong to the Demerged Assets and Liabilities, to the Group senior executives' committee at Hoechst AG will end upon the Closing Date; the membership of delegated members will end upon the Closing Date.

         Upon the Closing Date, a works council and an economic committee may be instituted at Celanese AG. Upon resolution of the central works councils or of the works councils of companies of the new Celanese Group, a Group works council may be instituted at Celanese AG under


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         the prerequisites of Section 54 of the German Works Constitution Act
         (Betriebsverfassungsgesetz, "BetrVG"). Furthermore, pursuant to the conditions of the German Senior Executives' Committee Law (Sprecherausschu(beta)gesetz, "SprAuG"), a senior executives' committee and a Group senior executives' committee as well as, pursuant to the provisions of the Law concerning European Works Councils, a European Works Council may be instituted at Celanese AG.

11.3     Effects on Supervisory Boards

         The membership of the employee representatives Reiner Nause and Klaus-Dieter Kilp in the Supervisory Board of Hoechst AG will end pursuant to
         Section 24 section 1 of the German Co-Determination Law (Mitbestimmungsgesetz; "MitbestG") upon the Closing Date, since the participations with respect to the companies, in which they are employed, will be demerged; they will be replaced by the substitute members Michael Klippel and Claudia Vieweger. Since Mr. Kilp has been Deputy Chairman of the Supervisory Board, a new Deputy Chairman must be elected from among the members of the Supervisory Board. Apart from this, membership in the Supervisory Board of Hoechst AG will remain unaffected by the demerger, at least until the end of the current term of office.

         The Supervisory Board of Celanese AG currently consists of three shareholder representatives. Upon effectiveness of the demerger, the Supervisory Board will initially consist of six shareholder representatives, who will be elected by the general shareholders' meeting of Celanese AG before the effectiveness of the demerger. In consequence of the acquisition of the Demerged Assets and Liabilities, the Supervisory Board is to be composed pursuant to the provisions of the MitbestG in the future. The Management Board of Celanese AG will therefore promptly after the effectiveness of the demerger initiate a status proceeding pursuant to Section 97 of the German Stock Corporation Law (Aktiengesetz; "AktG") by giving notice that the Supervisory Board must be composed of six shareholder representatives and six employee representatives pursuant to Section 7 section 1 sentence 1 number 1 MitbestG. After the completion of the status proceeding, the representatives of the employees will be appointed by the court. The members to be elected by the shareholders will be elected already before the effectiveness of the demerger for a term of office which runs to the end of the first annual shareholders' meeting of Celanese AG held after the effectiveness of the demerger.

11.4     Operational Changes

         Except for the changes in relation to the Corporate Centre of Hoechst AG, no operational changes will occur in connection with the demerger. Insofar as operational changes occur subsequently in connection with the further development of Hoechst AG and Celanese AG, the respective bodies representing employees of Hoechst AG and Celanese AG will be involved in accordance with the provisions of applicable law.

SECTION  12 WARRANTIES

         Hoechst AG gives no warranties to Celanese AG for the condition of the Demerged Assets and Liabilities. Furthermore, except to the extent expressly provided for otherwise in this Agreement, Hoechst AG and Celanese AG may not assert any claims whatsoever in connection with the demerger pursuant to this Agreement against each other on any legal basis in respect of the violation of contractual, precontractual or statutory obligations or representations.

SECTION  13 DIVISION OF EQUITY FOR TAX PURPOSES

         The individual fractional amounts of equity of Hoechst AG to be utilized for tax purposes as per January 1, 1999, 24.00 hours (the "Tax Transfer Date"), will be split up between Hoechst AG and Celanese AG in proportion to their respective stock-market values. This proportion shall be determined on the basis of the number of shares of both companies and the average closing quotations of the shares of Hoechst AG and Celanese AG in the floor trading on the Frankfurt Stock Exchange during the first two weeks starting on the first listing date of the shares of Celanese AG.

SECTION  14 COSTS AND EXPENSES

14.1 Prior to the demerger, the costs arising in connection with the demerger shall be borne by Hoechst AG.

14.2 Upon effectiveness of the demerger, the following shall apply retroactively instead of Section 14.1:

         a) The costs of the demerger, including the expenses for this Agreement, the demerger report and the demerger audit as well as the associated costs for external advisors and investment banks shall be equally shared by Hoechst AG and Celanese AG. The same shall apply to the real estate transfer tax that will become due in connection with the demerger. The accruing tax-amounts are to be reimbursed to the respective taxpayers by Hoechst AG and Celanese AG.

         b) Apart from this, the parties shall each bear themselves the costs accruing in respect of their own affairs. In particular, this shall apply to the costs of the respective general shareholders' meetings as well as the stock exchange listing of the shares of Celanese AG and the financing of Celanese AG.

         Payments made by Hoechst AG pursuant to Section 14.1 which are to be borne by Celanese AG pursuant to Section 14.2 are to be reimbursed to Hoechst AG following the effectiveness of the demerger.

SECTION  15 CHANGE OF EFFECTIVE DATE

15.1 If the demerger has not been entered in the Commercial Register for Hoechst AG by December 31, 1999, the Effective Date shall be January 1, 2000, 0.00 hours, notwithstanding Section 3.1 of this Agreement, and the transfer date for purposes of tax law shall be December 31, 1999,
         24.00 hours notwithstanding Section 13 of this Agreement. In such case, the balance sheet of Hoechst AG as per December 31, 1999 shall be used as the Closing Balance Sheet for purposes of Section 3.2 of this Agreement. In the event of any further delay of such entry beyond December 31 of the following year, the respective dates shall be postponed in each case for one further year.

15.2 If the demerger is entered in the Commercial Register of Hoechst AG only after the annual general meeting of Celanese AG which resolves on the appropriation of the net earnings for the fiscal year 1999, the shares of Celanese AG, granted as consideration, shall, notwithstanding Sections 8.1 and Section 9 of this Agreement, grant a profit participation right only as of January 1, 2000. In the event of any further delay of the entry beyond the following annual general meeting of Celanese AG, the beginning date of the profit participation right shall be postponed in each case for one further year.

SECTION  16 ENTRY INTO FORCE

         This Agreement shall enter into force only the general shareholders' meetings of Hoechst AG and Celanese AG consenting thereto and upon the entry of the demerger in the Commercial Registers of Celanese AG and Hoechst AG.

SECTION  17 RECISSION RIGHT

         If the demerger has not become effective by the end of December 31, 1999 through an entry in the Commercial Register of Hoechst AG, Hoechst AG may rescind this Agreement at any time with immediate effect without the prior approval of the general shareholders' meeting of Hoechst AG.

SECTION  18 OTHER PROVISIONS

18.1 All disputes arising in connection with this Agreement or its validity between the parties which cannot be amicably settled by them shall be definitively decided according to the arbitration rules of the German Institution for Arbitral Jurisdiction (Deutsche Institution fur Schiedsgerichtsbarkeit e.V.; "DIS") with no recourse to the courts of law. The arbitration tribunal shall have its seat in Frankfurt am Main.

18.2     The annexes to this Agreement form a part hereof.

18.3 Should one or several provisions of this Agreement be or become partially or entirely ineffective or impracticable for any reason whatsoever, the validity of the remaining provisions of this agreement shall remain unaffected thereby. The same shall apply if this agreement turns out to contain an omission. The ineffective or impracticable provision shall be replaced or the omission filed by a reasonable provision which to the extent legally possible most effectively serves the parties' desires or serves the purposes and intents of this agreement according to that which the parties' would have desired if they had considered the point when entering into the agreement. This shall also apply if the ineffectiveness of a provision arises from a measure of performance or time (time period or time limit) fixed in this agreement, in such cases the legally admissible measure of performance or time (time period or time limit) which comes closest to that which was desired shall take the place of what was agreed.

APPENDIX 1 TO THE DEMERGER AND TRANSFER AGREEMENT

1. DOMESTIC ENTERPRISES
a) LIMITED LIABILITY COMPANIES AND STOCK CORPORATIONS

Company,                                      Commercial           Share Capital/    Interest to be     Interest to be
Registered Seat                                Register            Capital Stock     demerged held by  demerged held by
                                                HRB-No.                total            Hoechst AG        Hoechst AG
                                                                      (in DM)        (nominal amount         (in %)
                                                                                          in DM)
-----------------------------------------------------------------------------------------------------------------------
Acrylnitril Produktions                      Amtsgericht                500,000          500,000               100%
   GmbH, Munchsmubster,                      Neuburg/Donau
   formerly Diogenes Siebte                  HRB 90808
   Vermogensverwaltungs
   GmbH

Celanese Chemicals Europe                    Amtsgericht              9,996,500        9,996,500               100%
   GmbH, Frankfurt am                        Frankfurt am Main
   Main                                      HRB 42088

Celgard GmbH                                 Amtsgericht                550,000          550,000               100%
   Wiesbaden                                 Wiesbaden
                                             HRB 11166

Diogenes Dreizehnte                          Amtsgericht             50,000,000       50,000,000               100%
   Vermogensverwaltungs                      Frankfurt am Main
   GmbH*, Frankfurt am                       HRB 45203
   Main

Diogenes Erste                               Amtsgericht                100,000          100,000               100%
   Vermogensverwaltungs                      Frankfurt am Main
   Aktiengesellschaft,                       HRB 42283
   Frankfurt am Main

Hoechst Procurenent                          Amtsgericht              1,000,000        1,000,000               100%
   International GmbH                        Frankfurt am Main
                                             HRB 42091

InfraServ Verwaltungs                        Amtsgericht                 51,000           51,000               100%
   GmbH, Frankfurt am                        Frankfurt am Main
   Main                                      HRB

Reiseservice Hoechst                         Amtsgericht                 50,000           50,000               100%
   GmbH, Frankfurt am                        Frankfurt am Main
   Main                                      HRB 28804

* The participations listed in Appendix 2 shall be contributed to this company by July 31, 1999.

b) LIMITED PARTNERSHIPS

Company,                       Commercial                      Limited               Interest to be                 Interest to be
Registered Seat                 Register                      Liability               demerged held                 demerged held
                                HRA-No.                     capital total             by Hoechst AG                 by Hoechst AG
                                                                (in DM)            (in case of interest               in limited
                                                                                    as limited partner            Liability capital
                                                                                      nominal amount                    (in %)
                                                                                          in DM)
----------------------------------------------------------------------------------------------------------------------------------
Hoechst Akriengesellschaft     Amtsgericht                        5,000        Demerger of legal position of
   & Co. Procurement           Frankfurt am Main                               Hoechst AG as general partner
   Olefin KG,                  HRA 28581
   Frankfurt am Main

InfraServ GmbH & Co.           Amtsgericht Bruhl              2,000,000                   2,000,000                         100%
   Deponie Knapsack KG,        HRA 996
   Hurth

InfraServ GmbH &               Amtsgericht                   91,990,598                  31,591,506                  33% of the
   Co. Gendorf                 Traunstein                                                                           voting rights
   KG, Burgkirchen             HRA 6463

InfraServ GmbH &               Amtsgericht                  699,144,172                  99,889,324                  15% of the
   Co. Hochst KG,              Frankfurt am Main                                                                    voting rights
   Frankfurt am Main           HRA 28182

InfraServ GbmH &               Amtsgericht                   19,212,234                   1,921,223                          10%
   Co. Kelsterbach             Russelsheim
   KG, Kelsterbach             HRA 1690

InfraServ GmbH &               Amtsgericht Bruhl            126,160,659                  28,991,286                  22% of the
   Co. Knapsack KG,            HRA 995                                                                              voting rights
   Hurth

InfraServ GmbH & Co.           Amtsgericht                   10,822,385                   5,302,969                          49%
   Munchsmunster KG            Neuburg/Donau
   Munchmunster                HRA70122

InfraServ GmbH &               Amtsgericht                   21,794,527                   2,179,453                          10%
   Co. Oberhausen              Oberhausen
   KG, Oberhausen              HRA 1501

InfraServ GmbH &               Amtsgericht                  120,157,536                  34,845,686                          29%
   Co. Wiesbaden               Wiesbaden
   KG, Wiesbaden               HRA 4264

2.  FOREIGN ENTERPRISES

Company                                          Nominal              Interest                      Interest
Registered Seat                              capital total          to be demerged              to be demerged
                                         (relevant currency)        held by Hoechst AG                held by
                                                                    (nominal amount in               Hoechst AG
                                                                     relevant currency)                (in %)
---------------------------------------------------------------------------------------------------------------
Celanese Italia S.p.A.,                      ITL 125,000,000            ITL 125,000,000                  100%
Milano, Italy
Hoechst China Ltd.,                            HKD 2,000,000              HKD 2,000,000                  100%
Hongkong
Ticona Norden Sverige AB,                      SEK 4,300,000              SEK 4,300,000                  100%
Goteborg, Sweden
Quinica Hoechst de Cuba,                          CUP 15,000                 CUP 15,000                  100%
La Habana, Cuba
Ticona Iberia SL,                            ESP 103,800,000            ESP 103,800,000                  100%
Barcelona, Spain
Ticona Italia S.p.A.,                        ITL 700,000,000            ITL 700,000,000                  100%
Milano, Italy
Ticona Norden Denmark AS,                      DKK 2,500,000              DKK 2,500,000                  100%
Rodovre, Denmark
Ticona Norden Finland Oy,                        FIM 300,000                FIM 300,000                  100%
Maantiekyla, Finland
Trevira Norden AB,                               SEK 100,000                SEK 100,000                  100%
Goteborg, Sweden
Vinnolit Italia S.p.A.,                      ITL 190,000,000            ITL 190,000,000                  100%
Milano, Itlay

APPENDIX 2 TO THE DEMERGER AND TRANSFER AGREEMENT

         Participations to be contributed to Diogenese Dreizehnte
Vermogenswaltungs GmbH.

Company,                   Commercial                   Share Capital/     Interest to be     Interest
Registered Seat             Register                    Capital Stock      demerged held       to be
                            HRB-No.                     total (in DM)      by Hoechst AG      demerged
                                                                          nominal amount      held by
                                                                             (in DM)        Hoechst AG
                                                                                              (in %)
-----------------------------------------------------------------------------------------------------
Dyneon GmbH,               Amtsgericht                     5,000,000         4,876,700         97.49%
Burgkirchen                Traunstein
                           HRB 9749

Hoechst Fluoropolymer                                       0.20 USD          0.20 USD           100%
Holdings Inc. U.S.A.
Targor GmbH,               Amtsgericht Mainz              19,996,000         9,998,000            50%
Mainz                      HRB 6473

Nutrinova Nutrition        Amtsgericht                    10,000,000        10,000,000           100%
Specialties and Food       Frankfurt am Main
Ingredients GmbH,          HRB 43545
Frankfurt am Main

Hoechst Trespaphan         Amtsgericht                     5,000,000         4,999,500         99.99%
GmbH,                      Neunkirchen
Neunkirchen                HRB1962

Hoechst Trespaphan         Cheney Manor,              11,000,002 GBP     7,000,000 GBP         63.64%
UK Ltd.                    Swindon
UK                         No. 3118387

Hoechst Trespaphan                                     1,915,000 ESP     1,915,000 ESP           100%
Iberia SL,
Spain
Ticona GmbH,               Amtsgericht                     9,996,000         9,996,000           100%
Frankfurt am Main          Russelsheim
                           HRB 3534

Vinnolit Kunststoff        Amtsgericht                    40,250,000        20,125,000            50%
GmbH,                      Munchen
Ismaning                   HRB 102851

         APPENDIX 3 TO THE DEMERGER AND TRANSFER AGREEMENT

         Subject to the demerger are the legal positions of Hoechst AG arising from the following contracts (including any Appendices thereto) and any agreements concluded in connection with such contracts (with the exception of such obligations and claims that have already expired at the date of effectiveness of the demerger):

1. Asset Purchase Agreement between Hoechst AG and Arteva B.V. of October 12, 1998 regarding the purchase of business activities in the business field of polyester.

         However, Hoechst AG will indemnify Celanese AG against all obligations with the exception of environmental liabilities arising from the Asset Purchase Agreement that do not relate to the current or former business activities of enterprises (or - with respect to such business activities - their predecessors) in which Celanese AG holds a direct or indirect interest by reason of the demerger. Hoechst AG shall be entitled to any rights resulting from the Asset Purchase Agreement that do not relate to the aforementioned business activities.

         Insofar as maximum amounts apply to certain recovery claims of the purchaser pursuant to the Asset Purchase Agreement, Hoechst AG and Celanese AG will treat each other - if necessary by way of compensation payments - as if respective separate maximum amounts apply to each of Hoechst AG and Celanese AG. To determine the separate maximum amounts, the respective maximum amount shall be prorated between Hoechst AG and Celanese AG equalling the relation in which the total purchase price pursuant to the Asset Purchase Agreements is divided between Hoechst AG or the enterprises in which it holds a direct or indirect interest by reason of the demerger, respectively, on the one hand, and Celanese AG or all the enterprises in which Celanese AG holds a direct or indirect interest by reason of the demerger, respectively, on the other hand. The same applies insofar as the Asset Purchase Agreement provides for minimum amounts for recovery claims of the purchaser.

         Environmental liabilities arising under this agreement are not subject to the aforementioned provisions including the provisions on maximum amounts, but exclusively subject to the provisions of Section 7.2 of the Demerger Contract applied accordingly irrespective of whether these environmental liabilities relate to business activities of current or former enterprises in which Celanese AG holds a direct or indirect interest by reason of the demerger.

2. Guaranty (Garantie) of Hoechst AG in the letter of Hoechst AG to MCF Inc. and Hoechst Diatoil Company LLC of September 28, 1998.

         With respect to the joint maximum amount for certain recovery claims of the purchaser pursuant to Section 13.4 of the Share Purchase Agreement of September 29, 1998, pursuant to Section 13.3 of the Stock Purchase Agreement of September 28, 1998, both between Mitsubishi Chemical Corporation and Hoechst Aktiengesellschaft, and pursuant to Section
         14.4 of the Membership Interest and Asset Purchase Agreement between MPF Inc., Hoechst Diafoil Company LLC, U.S. PET Film Inc. and HNA Holdings Inc. of September 28, 1998, the following is agreed upon:
         Hoechst AG and Celanese AG will treat each other - if necessary by way of compensation payments - as if Hoechst AG on the one hand, or jointly U.S. PET Film Inc. and HNA Holdings Inc., respectively, on the other hand, each had to pay recovery amounts, relevant to the maximum-amount provision, of not more than 50% of the joint maximum amount to the purchasers pursuant to the referred to contracts.

         Environmental liabilities arising are not subject to the aforementioned provisions including the provisions on the treatment of maximum amounts, but exclusively subject to the provisions of Section 7.2 of the Demerger Agreement applied accordingly.

3. Base Contract between Hoechst AG and Wacker-Chemie GmbH on June 30, 1993 regarding the establishment of a joint venture (Gemeinschafts-unternehmen) in the business field of Polyvinylchlorid.

4. Agreement between Hoechst AG, Wacker-Chemie GmbH, Vinnolit Kunststoff GmbH and Celanese GmbH regarding the establishment of a joint venture (Gemeinschaftsunternehmen) for the production of Monomer products of December 15, 17, 22, 23, 1997.

5. Acquisition Agreement between Hoechst AG, Hoechst Trevira GmbH & Co. KG, Hoechst Trevira Verwaltungs GmbH, Hoechst UK Ltd., HNA Holdings Inc., Hoechst Corporation as well as Johns Manville International Inc., Johns Manville Europe GmbH and Johns Manville GmbH of November 9, 1998.

         However, Hoechst AG will indemnify Celanese AG against all obligations with the exception of environmental liabilities arising from the Acquisition Agreement that do not relate to the current or former business activities of enterprises (or - with respect to such business activities - their predecessors) in which Celanese
         AG holds a direct or indirect interest by reason of the demerger. Hoechst AG shall be entitled to any rights resulting from the Acquisition Agreement that do not relate to the aforementioned business activities.

         Insofar as maximum amounts apply to certain recovery claims of the purchaser pursuant to the Acquisition Agreements, Hoechst AG and Celanese AG will treat each other - if necessary by way of compensation payments - as if respective separate maximum amounts apply to each of Hoechst AG and Celanese AG. To determine the separate maximum amounts, the respective maximum amount shall be prorated between Hoechst AG and Celanese AG equalling the relation in which the total purchase price pursuant to the Acquisition Agreement is divided between Hoechst AG or the enterprises in which it holds a direct or indirect interest by reason of the demerger, respectively, on the one hand, and Celanese AG or all the enterprise in which Celanese AG holds a direct or indirect interest by reason of the demerger, respectively, on the other hand. The same applies insofar as the Acquisition Agreement provides for minimum amounts for recovery claims of the purchaser.

         Environmental liabilities arising under this agreement are not subject to the aforementioned provisions including the provisions on maximum amounts, but exclusively subject to the provisions of Section 7.2 of the Demerger Contract applied accordingly irrespective of whether these environmental liabilities relate to business activities of current or former enterprises in which Celanese AG holds a direct or indirect interest by reason of the demerger.

6. Foundation Agreement between Hoechst AG and BASF AG of June 12, 1997 regarding Targor.

7. Option Agreement of November 24, 1998 between Hoechst AG and BCB-- Beteiligungsgesellschaft Beta mbH ("Beta") regarding a share in Hoechst Trespaphan GmbH in the nominal amount of DM 500,000 held by Beta.

8. Joint Venture Agreement between Minnesota, Mining and Manufacturing Company, St. Paul, Minnesota, USA, and Hoechst AG dated July 8, 1996 relating to Dyneon.

9. Indemnification Agreement dated January 18, 1999, between Nutrinova GmbH and Hoechst AG in connection with the government investigation and litigation associated with the sorbates industry.

         With the transfer of this agreement, Celanese AG is required to indemnify Nutrinova GmbH against all losses arising from the government investigation and litigation associated with the sorbates industry for price fixing. Hoechst AG and Celanese AG agree to share the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry in a ratio of 4 to 1 and will reimburse each other for any amounts paid that exceed their respective portion.

APPENDIX 4 TO THE DEMERGER AND TRANSFER AGREEMENT

No. of Cost Center              Description                   No. of Cost Center         Description
--------------------------------------------------------------------------------------------------------
1001 Celanese AG                Management Board              1802 Celanese AG           Corporate Human
                                                                                         Resources

1005 Celanese AG                Management Board              1803 Celanese AG           Corporate Human
                                                                                         Resources

1007 Celanese AG                Management Board
1009 Celanese AG                Management Board              1805 Celanese AG           Corporate Human
                                                                                         Resources

1010 Celanese AG                Management Board
1012 Celanese AG                Management Board              1806 Celanese AG           Corporate Human
                                                                                         Resources

1101 Celanese AG                Corporate Accounting
1201 Celanese AG                Corporate Auditing            1809 Celanese AG           Corporate Human
                                                                                         Resources

1301 Celanese AG                Corporate Controlling         1810 Celanese AG           Corporate Human
                                & Development                                            Resources

1401 Celanese AG                Corporate                     1811 Celanese AG           Corporate Human
                                Communications                                           Resources

1421 Celanese AG                Executive                     1812 Celanese AG           Corporate Human
                                Communications                                           Resources

1431 Celanese AG                Media Relations
1441 Celanese AG                Corporate News Room           1813 Celanese AG           Corporate Human
                                                                                         Resources

1451 Celanese AG                Image and Advertising         1818 Celanese AG           Corporate Human
                                                                                         Resources

1461 Celanese AG                Public and Governmental       1819 Celanese AG           Corporate Human
                                Affairs                                                  Resources

1471 Celanese AG                Investor Relations            2201 Celanese AG           Corporate Center
                                                                                         Regional Coordination

1501 Celanese AG                Corporate Treasury
1502 Celanese AG                Corporate Treasury            2202 Celanese AG           Corporate Center
                                                                                         Regional Coordinator

1503 Celanese AG                Corporate Treasury
1504 Celanese AG                Corporate Treasury            2212 Celanese AG           Corporate Center
                                                                                         Regional Coordinator

1510 Celanese AG                Corporate Treasury            2202 Celanese AG           Corporate Center
                                                                                         Regional Coordinator

1601 Celanese AG                Corporate Law
1701 Celanese AG                Corporate Tax
1801 Celanese AG                Corporate Human
                                Resources

APPENDIX 5 TO THE DEMERGER AND TRANSFER AGREEMENT

         Losses and gains resulting from the participation in and/or the business of the Jahrhunderthalle Hoechst or the Hochst castle and which, pursuant to the limited Partnership Agreement of InfraServ GmbH & Co. Hochst KG are to be borne by the holder of the participation in such KG to be demerged to Celanese AG; however, after a sale of such assets, Hochst AG shall not bear any losses. Celanese, as the limited partner of the InfraServ GmbH & Co. Hochst KG, will use its best efforts to ensure that Hoechst AG will be able to have an influence over the business operations of the Jahrhunderthalle Hoechst and the Hochst castle.

APPENDIX 6 TO THE DEMERGER AND TRANSFER AGREEMENT

                Company or Business Sold                                       Buyer
-------------------------------------------------------------------------------------------------
1.              Chlorfluorcarbide (CFC)                                        Solvay
2.              BK-Ladenburg, Phosphorous Products                             Rotem Gruppe
3.              Riedel-de-Haen, Industry/Chemicals                             Allied Signal
4.              Chlorparaffine                                                 Dover Chemical
5.              Polyethylene                                                   Elenac
6.              Diafoil*, PET-films                                            Mitsubishi Chemicals
7.              High Density Polyethylene/Polypropylene (Australia)            Kemcor
8.              Kalle Pentaplast, PVC-films                                    Klockner-Werke AG
9.              Kalle Nalo, Sausage cases                                      Management buy-out
10.             Vianova Resins                                                 Morgan Grenfell
11.             Herberts, Coatings                                             DuPont
12.             Trevira*, Polyesterfibers and Resins                           Saba Koch/Arteva
13.             Trevira*, Spunbond and Monofil                                 Johns Manville
14.             Trevira, Textile Polyesterfibers (Europe)                      Multikarsa
15.             Uhde, Engineering                                              Krupp
16.             CeramTec, Ceramics                                             Dynamit Nobel
17.             Printing Plates                                                Agfa
18.             Trespha, Laminats                                              HAL Investment
19.             Depron, Polystyrol                                             Alpha Investment

*        Contracts will be demerged under Section 4.1 of this Agreement.